November 24, 2004



Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549



Commissioners:



We have read the statements made by Cambridge Heart, Inc. (copy attached), which we understand will be filed with the United States Securities and Exchange Commission, pursuant to Item 4.01 of Form 8-K, as part of the Company's Form 8-K report dated November 24, 2004. We agree with the statements concerning our Firm in such Form 8-K. However, PricewaterhouseCoopers LLP makes no comment whatsoever regarding the current status of material weaknesses in internal accounting controls or any remedial actions related thereto. In addition, PricewaterhouseCoopers LLP makes no comment whatsoever regarding the reasons why Cambridge Heart, Inc. changed its independent registered public accounting firm or the appropriateness of such change.





Very truly yours,



/s/ PricewaterhouseCoopers LLP



PricewaterhouseCoopers LLP